Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration No. 333-147793

February 15, 2012

Prospectus Supplement No. 3

Cytomedix, Inc.

5,001,924 Shares of Common Stock

This prospectus amends and supplements the prospectus dated August 4, 2011 to allow sales, from time to time, of 1,000,000 shares of common stock issuable upon the exercise of warrants sold in our August 22, 2008 offering which may be exercised at a price of $1.00 per share, 2,138,085 shares of common stock issuable upon the exercise of certain warrants sold in our August 10, 2009 offering which may be exercised at a price of $0.51 per share, and 1,863,839 shares of common stock issuable upon the exercise of certain warrants sold in our October 7, 2010 offering which may be exercised at a price of $0.60 per share. We will receive proceeds if the warrants are exercised; to the extent we receive such proceeds, they will be used for working capital purposes.

Our common stock is presently quoted for trading under the symbol “CMXI” on the OTC Bulletin Board. On February 13, 2012, the last sales price of the common stock, as reported on the OTC-BB was $1.25 per share.

This prospectus supplement is being filed to include the information set forth in the Current Report on Form 8-K filed with the SEC on February 9, 2012, which is set forth below. This prospectus supplement should be read in conjunction with the prospectus dated January 26, 2011, prospectus supplement no. 1 dated August 19, 2011, and prospectus supplement no. 2 dated November 15, 2011, which are to be delivered with this prospectus supplement.

Investing in our common stock is highly speculative and involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. You should carefully consider the risks and uncertainties described under the heading “Risk Factors” beginning on page 4 of the original prospectus, as subsequently amended and supplemented, before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is February 15, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

FORM 8-K

______________

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 8, 2012

Cytomedix, Inc.

(Exact name of registrant as specified in its charter)

______________

Delaware	01-32518	23-3011702
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

209 Perry Parkway, Suite 7, Gaithersburg, MD 20877

(Address of Principal Executive Office) (Zip Code)

240-499-2680

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

1

Section 1 – Registrant’s Business and Operations

Item 1.01 Entry into a Material Definitive Agreement.

The registrant hereby incorporates by reference the disclosure made in Items 2.01 and 3.02 below.

Section 2 – Financial Information

Item 2.01 Completion of Acquisition or Disposition of Assets

Cytomedix, Inc., a Delaware corporation (the “Company” or “Cytomedix”) entered into an Exchange and Purchase Agreement by and among, Cytomedix, Aldagen, Inc., a Delaware corporation (“Aldagen”) and Aldagen Holdings, LLC, a North Carolina limited liability company and the sole equity holder of Aldagen (the “Selling Equity Holder”) dated February 8, 2012 (the “Exchange Agreement”). Pursuant to the terms of the Exchange Agreement, Cytomedix acquired all of the issued and outstanding capital stock and convertible promissory notes of Aldagen. Aldagen is now a wholly-owned subsidiary of Cytomedix.

As consideration for the exchange of the outstanding capital stock and convertible promissory notes of Aldagen, Cytomedix issued 135,398.16 shares of its Series E Convertible Preferred Stock (the “Series E Preferred”) to the Selling Equity Holder (the “Preferred Stock Consideration”), terms and provisions of which securities are discussed below. The Preferred Stock Consideration was calculated based upon the number of shares equal to an agreed value of $16,000,000 divided by a price per share of Cytomedix common stock of $1.1817. In addition to the Preferred Stock Consideration, the Selling Equity Holder has the right to receive up to 20,309,723 shares of the Company’s common stock (the “Post-Closing Consideration”), contingent upon Aldagen’s achieving certain milestones related to its current ALD-401 Phase 2 clinical trial.

In connection with the acquisition, (i) each outstanding option to acquire shares of Aldagen capital stock was cancelled and, in satisfaction of a closing condition, the Company’s Board granted options to acquire shares of the Company’s stock to certain newly added employees, officers, directors and advisors under the Company’s Long-Term Incentive Plan (as discussed below), and (ii) each holder of warrants to acquire shares of Aldagen capital stock agreed to exchange the Aldagen warrants for warrants to acquire an aggregate of 2,115,596 shares of the Company’s common stock with an exercise price of $1.42 per share, subject to certain exercisability provisions discussed below. The Selling Equity Holder and each Aldagen warrant holder (as discussed below) was an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”)), and the Company issued the Series E Preferred in reliance upon an exemption from registration contained in Section 4(2) and Rule 506 under the Securities Act.

The parties to the Exchange Agreement made representations and warranties in the Agreement customary in the agreements of this nature. In addition, the Company agreed to, among other things, subject to shareholder approval, increase the number of authorized capital stock of the Company from 115,000,000 to 175,000,000 shares, 160,000,000 of which shares will be authorized common stock (the “Charter Amendment”). The Company will convene and hold a special meeting of its shareholders to approve the Charter Amendment and to ratify the Board’s amendment to the Long-Term Incentive Plan increasing the number of shares subject to the Plan from 8,000,000 to 10,500,000 (the “Special Meeting Proposals”), as soon as reasonably practicable, but in no event later than 90 days following the closing of the exchange transaction (the “Special Meeting”). Further, certain (i) existing stockholders of Cytomedix, representing approximately 42% of the securities entitled to vote at the Special Meeting, and (ii) the Selling Equity Holder and the investors in the Common Stock Offering (discussed below) representing approximately 21% of the securities entitled to vote at the Special Meeting, entered into voting agreements pursuant to which they agreed to vote their shares of Cytomedix stock in favor of, among other things, the Special Meeting Proposals.

Further, the Company agreed to file, within 120 days following the filing of the Amendment to Certificate of Incorporation increasing the authorized capital stock and the conversion of the Series E Preferred Stock to Common Stock, a registration statement covering the (i) shares of common stock issuable upon conversion of the Series E Preferred; (ii) shares of common stock issued in the Common Stock Offering (as discussed below); and (iii) shares of common stock issuable under the warrants issued to the Aldagen warrant holders. Also, within thirty days following the issuance of the Post Closing Stock Consideration, the Company has also agreed to file a separate registration statement covering the Post-Closing Stock Consideration.

2

In addition, the Company agreed to indemnify the Selling Equity Holder for any breach by the Company of a representation or warranty made by the Company under the Exchange Agreement and, subject to the limitations described below, for its breach or failure to perform any covenant or agreement required to be performed under the Exchange Agreement. In turn, the Selling Equity Holder agreed to indemnify the Company for any breach by it or Aldagen of a representation or warranty made by the Selling Equity Holder or Aldagen under the Exchange Agreement, and, also subject to same limitations described below, for any breach by the Selling Equity Holder or Aldagen or any failure by them to perform, any covenant or agreement required to be performed by the Selling Equity Holder or Aldagen under the Exchange Agreement. However, neither party is entitled to indemnification unless damages exceed $100,000. Finally, the parties agreed to a cap or limitation on indemnification of $4 million. The Post-Closing Consideration is also subject to offset to satisfy any indemnification obligations of the Selling Equity Holder. In order to satisfy the indemnification obligations, the Selling Equity Holder escrowed 17,771 shares of the Preferred Stock Consideration to be released as follows: to the extent liabilities of Aldagen exceed $956,400 as of February 8, 2012, Cytomedix will be entitled to indemnification (and a return of the Escrowed Shares); to the extent liabilities of Aldagen are less than $956,400 as of February 8, 2012, then the indemnification threshold will be increased by such amount.

In addition, each of the Purchasers in the Common Stock Offering (as discussed below), the Selling Equity Holder and the Aldagen warrant holders, each entered into a certain lock-up letter (the “Lock-Up Letter”) pursuant to which each agreed to hold their respective securities as follows: (i) the Purchasers – to hold one-half of such Common Stock for a period of six months following the closing of the transaction, and the remaining one-half – for a period of twelve months, and (ii) the Selling Equity Holder and the Aldagen warrants holders – one-third of their respective Preferred Stock Consideration and the common stock issuable upon conversion of the warrants for a period of six months, one-third – for a period of twelve months, and the remaining one-third – for a period of eighteen months following the closing of the transaction.

Series E Convertible Preferred Stock

The Board designated up to 250,000 shares of the Company’s Preferred Stock as the Series E Convertible Preferred Stock, with a par value of $0.0001 per share and a stated value of $100 per share. The Series E Preferred Stock shares are entitled to dividends, when, as and if declared by the Board. Each share of the Series E Preferred entitles the holder thereof to vote on all matters voted on by holders of the Company’s common stock voting together, on an as converted basis, at all meetings of the Company’s shareholders and to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of 100 shares of the Company’s common stock. Upon any dissolution, liquidation and winding up of the Company, the Series E Preferred is entitled to the same liquidation rights as the Company’s common stock. The Series E Preferred shares are automatically convertible into shares of common stock, in a 1-for-100 shares ratio, upon the Company’s filing of its Certificate of Amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware of the Charter Amendment.

The foregoing description of the Exchange Agreement, the Certificate of Designations for the Series E Preferred, the Lock-up Letter and other agreements and instruments in connection therewith does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of such agreements and instruments, which are filed as Exhibits to this Current Report on Form 8-K and are incorporated herein by reference. These various agreements contain representations and warranties by each of the parties thereto. These representations and warranties have been made solely for the benefit of the other parties to such agreements and:

·	should not be treated as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;
·	may have been qualified in the agreements by disclosures that were made to the other party in connection with the negotiation of the agreements;
·	may apply contract standards of "materiality" that are different from "materiality" under the applicable securities laws; and
·	were made only as of the date of such agreements or such other date or dates as may be specified in the agreements.

3

Section 3 – Securities and Trading Markets

Item 3.02 Unregistered Sales of Equity Securities

On February 8, 2012, the Company entered into subscription agreements (the “Subscription Agreements”) with certain accredited investors (the “Purchasers”), with respect to the sale of shares of its common stock (the “Common Stock”), for gross proceeds of $5 million (the “Common Stock Offering”). As discussed above, the Company also entered into certain warrant agreements (the “Warrant Agreements”) with holders of warrants to purchase shares of common stock of Aldagen, to exchange certain warrants (the “Warrants”) to purchase shares of the Company’s common stock (the “Warrant Offering”). The closing date of both offerings was February 8, 2012. The holders of the Common Stock and the Warrants are also entitled to the same registration rights as described under Item 2.01 above. The purchasers of the Warrants are entitled to purchase, in the aggregate, 2,115,196 shares of common stock, at an exercise price per share of $1.42. Each Warrant expires December 31, 2014 and, subject to call provisions of the Warrant, is exercisable as follows: (i) commencing on the issuance date, for up to 30% of the total shares of the Company’s common stock exercisable under the Warrant, and (ii) upon issuance of the Third Post-Closing Consideration (as defined in Item 2.01 above), for the remaining balance of the shares under the Warrant. The Warrants also contain exercise price adjustments, cashless exercise and other provisions customary to instruments of this nature. All respective purchasers in the Common Stock Offering and Warrant Offering were “accredited investors” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act ), and the Company sold the securities in these offerings in reliance upon an exemption from registration contained in Section 4(2) and Rule 506 under the Securities Act. There were no discounts or brokerage fees associated with these offerings. The net proceeds of the offerings will be used to fund: (a) the current ALD-401 Phase 2 clinical trial and (b) other costs and expenses in connection with the clinical and regulatory progress of ALD-401.

Series D Convertible Preferred Stock Conversions

All holders of the Company’s outstanding Series D Convertible Preferred Stock (the “Series D Preferred”) purchased in the April 2010 private placement of the Company’s securities converted their shares of the Series D Preferred stock into shares of the Company’s common stock prior to the Series D Preferred redemption date of April 2013, under the terms of such securities at the conversion price of $0.4392 per share (or $0.558 per share in case of affiliates), for the total of 7,790,350 shares of common stock, 330,000 of which shares represented dividend payments to such holders through April 2013. All Series D Preferred holders were “accredited investors” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act ), and the Company issued such securities in reliance upon an exemption from registration requirements under the Securities Act. There were no fees or commissions associated with the foregoing conversions.

Warrant Exercises

Certain holders of Company warrants acquired in previously reported private placement transactions in 2010 and 2011 exercised or agreed to exercise their respective warrants pursuant to the terms of individually negotiated and executed warrant exercise agreements. In consideration for such early exercises, the Company agreed to issue additional warrants to purchase an aggregate of 1,180,547 shares of common stock, at an exercise price per share of $1.42. Each warrant expires December 31, 2014 and, subject to call provisions of the warrant, is exercisable as follows: (i) commencing on the issuance date, for up to 30% of shares of the Company’s common stock under each warrant, and (ii) upon issuance of the Third Post-Closing Consideration (as defined in Item 2.01 above), for the remaining balance of the warrant. Each warrant also contains exercise price adjustments, cashless exercise and other provisions customary to the instruments of this nature. All such private warrant holders were “accredited investors” and the Company sold the securities in these offerings in reliance upon an exemption from registration contained in Section 4(2) and Rule 506 under the Securities Act. The securities sold in these offerings may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. There were no fees associated with the foregoing conversions. The proceeds of the warrant exercises will also be used to fund: (a) the current ALD-401 Phase 2 clinical trial and (b) other costs and expenses in connection with the clinical and regulatory progress of ALD-401.

4

The foregoing description of the Subscription Agreement, the Warrant Agreement and the Warrants and other agreements and instruments in connection with the foregoing offerings does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of such instruments, which are filed as Exhibits to this Current Report on Form 8-K and are incorporated herein by reference.

Section 5 – Corporate Governance and Management

Item 5.02	Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers’ Compensatory Arrangements of Certain Officers

Director Resignation

Effective as of February 8, 2012, Craig Mendelsohn, a Company director, resigned as a director and a member of the Nominating and Corporate Governance and Compensation Committees, respectively. Mr. Mendelsohn’s resignation was not for cause or due to any disagreements with the Company.

Increase in the Board Size; Director Appointments

Effective as of February 8, 2012, the Company’s Board approved an amendment to the Company’s bylaws, as amended to date, to increase in the size of the Company’s Board from seven seats (prior to the amendment) to no more than nine seats.

The Board appointed Richard S. Kent, Lyle A. Hohnke and Joseph Del Guercio to serve on the Board of the Company. The foregoing appointments to the Board were made pursuant to the terms of the Exchange Agreement with the effective date as of February 8, 2012, the closing date of the transaction. Following the Board’s review of the background and other relevant information, the Board determined that Messrs. Kent and Del Guercio were “independent” as such term is defined under the federal securities laws and the NYSE Amex Company Guide.

The following is business and other relevant background information for the appointed directors:

Dr. Richard S. Kent, 62, served as a member of Aldagen’s Board from March 2010 to February 2012. Since December 2008, he has been a Partner with Intersouth Partners, a venture capital firm that was Aldagen’s largest stockholder. Dr. Kent served as the President and Chief Executive Officer of Serenex, Inc., a biotechnology company focused on oncology, from 2002 until its sale to Pfizer in April 2008. From 2001 until he joined Serenex, he served as President and Chief Executive Officer of Ardent Pharmaceuticals, Inc. Before that, he held senior executive positions at GlaxoSmithKline, where he was Senior Vice President of Global Medical Affairs and Chief Medical Officer; at Glaxo Wellcome, where he was Vice President of U.S. Medical Affairs and Group Medical Director; and at Burroughs Wellcome, where he was International Director of Medical Research. Dr. Kent has served as a director of Inspire Pharmaceuticals, Inc., a publicly traded biotechnology company, since June 2004, until its acquisition by Merck in 2011. Dr. Kent received his undergraduate degree from the University of California, Berkeley and his M.D. from the University of California, San Diego. He is board certified in both internal medicine and cardiology. Dr. Kent’s qualifications to serve on the Board include his extensive experience as a chief executive officer and senior medical officer in the pharmaceutical industry. Intersouth is a member of the Selling Equity Holder and an investor in the Common Stock Offering referenced above.

Dr. Lyle Hohnke, 68, served as a member of Aldagen’s Board from August 2008 to February 2012 and Aldagen’s President and Chief Executive Officer from October 2010 to February 2012. He was previously a partner of Tullis Dickerson, a healthcare-focused venture capital fund and an investor in Aldagen. Dr. Hohnke holds Ph.D. and M.A. degrees from the University of Oregon and was a postdoctoral fellow at the UCLA School of Medicine. He also holds an M.B.A. degree from the Hartford Graduate Institute at Rensselaer Polytechnic Institute and a B.A. degree from Western Michigan University. Dr. Hohnke’s qualifications to serve on the Board include his experience in working with entrepreneurial companies in the healthcare field and his business and finance background. In addition to his service on the Board, Dr. Hohnke executed an agreement pursuant to which he will provide consulting and transitional support to the Company for the 6-month period following the completion of the Exchange Transaction in consideration for: (i) a payment of $125,000 payable over the next 6 months, and (ii) 475,000 options to purchase common stock of the Company at $1.40 per share (closing price of the Company’s securities on February 8, 2012), all of which are fully vesting on February 22, 2012 with the term of five years.

5

Joseph Del Guercio, 39, has been Managing Director at CNF Investments (CNF)/Clark Enterprises, an Aldagen investor, since November 2004. Mr. Del Guercio serves on the boards of directors of Terrago Technologies Inc., an Atlanta-based technology company, KZO Innovations, a Virginia-based technology company, Innovative Biosensors, a Maryland-based diagnostics company, and Ogmento, Inc., a New York-based technology company. He also serves on the board of directors of Vital Sensors, Inc., a private company based in Richmond, Virginia, Verax Biomedical, Inc., another privately held company based in Worcester, Massachusetts, Overture Technologies, Inc., a Bethesda, MD-based software company, Vision Chain, Inc., a Washington DC based technology company, and DigitalBridge Communications, Inc., an Ashburn, Virginia-based private company. Mr. Del Guercio has an M.B.A. degree from Harvard Business School and a B.S. degree from Boston College. CNF Investments is a member of the Selling Equity Holder and an investor in the Common Stock Offering referenced above.

Except as disclosed above, there is no arrangement or understanding by and among the foregoing directors and any other persons pursuant to which they were appointed as discussed above. Nor are there any family relationships by and among such directors and any executive officers and directors. Further, except as set forth herein and in connection with the Exchange Transaction, there are no transactions involving the Company and such persons which transaction would be reportable pursuant to Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

Amendment to the Long-Term Incentive Plan (“LTIP”)

The Board amended the terms and provisions of the LTIP effective as of February 8, 2012 to increase the number of shares authorized for issuance under the LTIP from 8,000,000 to 10,500,000 shares, which increase will be subject to shareholder ratification within twelve months of the Board’s action. The Board also approved an aggregate of 1,701,500 options to purchase shares of the Company’s common stock which options were issued to newly added employees of the Company effective as of and the exercise price as of the closing date of the Exchange Agreement, with vesting commencing on February 22, 2012. Following the foregoing amendment and stock option grants, the Company has approximately 1,756,745 shares of its common stock available for issuance under the LTIP.

Executive Chairman of the Board; Principal Director

Effective as of February 3, 2012, the Board appointed David E. Jorden, a current member of the Company’s Board, to the office of Executive Chairman of the Board of Directors of the Company following James Benson’s stepping down from that position on the Board. Mr. Benson will carry on as the Board’s Principal Director, a position that carries the functions of the lead independent director.

Following the foregoing changes, the Board currently consists of the following members: Stephen Keith, James Benson, Mark McLoughlin, David Jorden (Chairman), Richard Kent, Joseph Del Guercio, Lyle Hohnke, Martin Rosendale and Eric Winzer.

Chief Operating Officer Appointment

Effective as of February 8, 2012, the Board appointed Edward L. Field, 47, as the Company’s Chief Operating Officer. Mr. Field will be employed “at will”, will report to the Company’s CEO and will be based in the Durham, North Carolina area. Prior to this appointment, Mr. Field served as Aldagen’s President and Chief Operating Officer from November 2004 to March 2010. From March 2010 to November 2010, he served as Aldagen’s Chief Business Officer. From November 2010 to present, he has served as Aldagen’s Chief Operating Officer. Prior to joining Aldagen, Mr. Field was the President and Chief Executive Officer of Inologic, Inc., a private biopharmaceutical company, from 2002 to September 2004. Prior to joining Inologic, from 1999 to 2002, Mr. Field was the President of Molecumetics, Ltd., a drug discovery and development subsidiary of Tredegar Corporation, until its merger with Therics, LLC, a regenerative medicine company. Mr. Field received a Master of Business Administration degree from the University of Virginia’s Darden School of Business Administration and a Bachelor of Arts degree in Economics from Duke University. Effective upon his appointment, the Board set Mr. Field’s salary at the rate of $272,283 per annum, subject to review for possible increases on an annual basis in Board’s review and discretion. In addition, the Board approved a grant of 534,000 stock options to Mr. Field under the Company’s LTIP, effective as of February 8, 2012, at $1.40 per share (closing price of the Company’s securities on February 8, 2012), vesting as follows: 200,000 options vesting on February 22, 2012, 112,000 - on December 31, 2012, 111,000 – on December 31, 2013, and the remaining 111,000 - on December 31, 2014.There are no family relationships by and between Mr. Field and any executive officers and directors of the Company. Further, except as set forth above in connection with the Exchange Transaction, there are no transactions involving the Company and Mr. Field which transaction would be reportable pursuant to Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

6

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

The information contained in Items 2.01 and 5.02 is hereby incorporated by reference.

Section 7 – Regulation FD

Item 7.01 Regulation FD Disclosure

Attached, as Exhibit 99.1, is the press release issued in connection with the foregoing matters. The information in Exhibit 99.1 is not “filed” pursuant to the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any Securities Act registration statements. Additionally, the submission of this report on Form 8-K is not an admission as to the materiality of any information in this report that is required to be disclosed solely by Regulation FD.

Section 8 – Other Events

Item 8.01 Other Events

The Company issued a press release relating to the foregoing matters. Exhibit 99.1 contains a copy of this press release.

Section 9 – Exhibits

Item 9.01 Exhibits

(a) Financial Statements for Businesses Acquired.

The financial statements for the business acquired required by this Item, with respect to the acquisition described in Item 2.01 herein, will be filed as soon as practicable, and in any event not later than 71 days after the date on which this Current Report on Form 8-K is required to be filed pursuant to Item 2.01.

(b) Pro forma financial information.

The pro forma financial information required by this Item, with respect to the acquisition described in Item 2.01 herein, will be filed as soon as practicable, and in any event not later than 71 days after the date on which this Current Report on Form 8-K is required to be filed pursuant to Item 2.01.

(c) Exhibits

2.1 Exchange and Purchase Agreement by and among, Cytomedix, Inc., Aldagen, Inc., a Delaware corporation and Aldagen Holdings, LLC, a North Carolina limited liability company, dated February 8, 2012.

4.1 Certificate of Designation, Relative Rights and Preferences of the Series E Convertible Preferred Stock.

10.1 Form Lockup Letter.

10.2 Form Voting Agreement.

10.3 Form Subscription Agreement.

10.4 Form Warrant Agreement.

10.5 Form Warrant.

10.6 Lyle A. Hohnke Agreement.

10.7 Edward Field Employment Letter.

99.1 Press Release.

7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Cytomedix, Inc.

By:	/s/ Martin P. Rosendale
Martin P. Rosendale Chief Executive Officer

Date: February 8, 2012

8